Impact Investing

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS
(1984-present)

626	214.0M	131,298	$6.8B	$21.7B	$50.6B	245,117

Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in tax revenues ($2.2 billion state/local and $4.6 billion federal)	in personal income including wages and benefits, with $11.0 billion for construction workers	in total economic benefits	total jobs generated across communities

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. protect data. Data is current as of September 30, 2025. Economic impact data is in 2024 dollars and all other figures are nominal.